Form 6-K
Securities and Exchange Commission
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A — 16 OR 15D — 16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For March 19, 2007
WOLSELEY PLC
(Translation of registrant’s name into English)
Parkview 1220, Arlington Business Park, Theale,
Reading RG7 4GA — England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
82 ☐

INDEX
SIGNATURES

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER	Page 1
Securities and Exchange Commission
     The following documents are filed herewith:
INDEX
DOCUMENT

Exhibit 99.1	Interim announcement of the half-year results for the period ended 31 January 2007
SAFE HARBOR STATEMENT
     Exhibit 99.1 attached hereto contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995, including statements regarding the development of Wolseley’s business during the half-year ended January 31, 2007 and the outlook for the next year. Forward-looking statements involve risks and uncertainties. Wolseley’s actual results may differ materially from the results discussed in these forward looking statements for a variety of reasons, including, but not limited to, risks associated with changes in economic conditions, including in particular the general strength or weakness of the plumbing and heating and building materials industries in the US, Canada and Europe, in both the private (residential and commercial) and public sectors; risks related to Wolseley’s growth strategy; fluctuations in product pricing; Wolseley’s ability to manage its growth; actions of competitors; risks related to Wolseley’s international operations; Wolseley’s ability to identify, successfully integrate and realize synergies from acquired companies; Wolseley’s ability to finance acquisitions; changes in government regulations in countries in which Wolseley has operations; Wolseley’s ability to retain and attract personnel; continued development of e-business distribution alternatives; and changes in exchange rates. For a discussion of these and other factors which may cause Wolseley’s results to differ materially from the forward-looking statements set forth in the press release, please read the discussion of these risks in the documents Wolseley files from time to time with Securities and Exchange Commission, including Wolseley’s Registration Statement on Form 20-F.
     Wolseley does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein.

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER	Page 2
Securities and Exchange Commission
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WOLSELEY plc (Registrant)
Dated: March 19, 2007	By:	/s/ M J White
Mark J. White
Group Company Secretary

Exhibit 99.1
NEWS RELEASE
19 March 2007
Wolseley plc
Wolseley plc announces its Unaudited Interim Results for the half year ended 31 January 2007
Summary of Results
Financial highlights

					Change
	Half year to		Half year to			In
	31 January		31 January			constant
	2007		2006		Reported	currency
	£m		£m		%	%

Group revenue	7,870		6,734		+16.9	+23.7

Group trading profit(1)	390		385		+1.3	+7.8

Group operating profit	345		371		-7.0	-1.0

Group profit before tax, before amortisation of acquired intangibles	330		360		-8.3	-3.7

Group profit before tax	285		346		-17.6	-13.4

Earnings per share, before amortisation of acquired intangibles	38.72	p	43.91	p	-11.8	-3.4

Basic earnings per share	32.97	p	41.58	p	-20.7	-13.0

Interim dividend per share	10.85	p	9.85	p	+10.2

Overview
•	Market outperformance in the Group’s principal markets

•	Strong revenue growth but profits held back by US residential market, commodity price deflation and currency translation

•	One off costs of £11 million in the first half giving rise to benefits of £30 million in the second half. Further rationalisation costs of £6 million expected in the UK in the second half

•	First half operating cash flow up significantly (73%) reflecting increased focus on cash flow to finance future growth

•	Trading margin target of 7% within 4 years

•	Continuation of double digit growth target

Operating highlights
•	North American revenues slightly up reflecting strong growth in Ferguson, including 9% organic growth, offsetting the tougher trading conditions for Stock caused by the slowing US residential market. Trading profit was down 15% due to Stock’s lower profitability.

•	Revenue growth of 44.5% in Europe included 26% from the acquisition of DT Group and double digit organic growth. Trading profit was up 33%. Trading margin was lower, reflecting lower UK margins due to ongoing investment.

•	Good progress in France with 11.1% increase in revenue and 13.1% in trading profit.

•	DT Group performing ahead of expectations and Central and Eastern Europe achieved more than 20% increase in revenue and around 50% increase in trading profit.

•	Further investment with DCs opened in the UK and Italy. A total of 581 new branches added and expansion into 8 new European countries.

•	Bolt on acquisition investment of £325 million for 30 acquisitions completed in the first half, which are expected to add £566 million of revenues in a full year. A further £34 million of investment in the second half so far to bring aggregate investment to £359 million. This is in addition to the £1,339 million acquisition of DT Group completed on 25 September 2006.
Outlook
•	The US housing market is expected to continue to remain soft for the remainder of the calendar year. The repairs maintenance and improvement (“RMI”) and commercial and industrial markets are expected to continue to hold up. Ferguson should increase its market share and achieve good levels of organic growth, albeit at a more modest rate than the first half.

•	In Canada, exploration related business is expected to improve but the new residential housing market is likely to slow from recent high levels.

•	The UK business is expected to show improved profits and underlying trading margin in the second half against the background of a positive economy and a gradual improvement in the RMI market.

•	The recent improved performance of the French operation is expected to continue, although growth in the French RMI market is likely to remain modest.

•	The outlook for the markets in which DT Group operates remain positive and its second half contribution will benefit from its seasonal bias in the second half.

•	The Central and Eastern European operations are expected to continue to progress well.

•	Increasing benefits are expected in the second half from the recent cost reduction initiatives. These actions, together with an increased focus on enhancing trading margins, and working capital efficiency should position the Group well in to the next financial year, to achieve its growth objectives.

SUMMARY OF RESULTS

	As at, and for the six months
	ended 31 January
	2007		2006		Change
Revenue	£7,870	m	£6,734	m	+16.9%

Operating profit
- before amortisation of acquired intangibles	£390	m	£385	m	+1.3%
- amortisation of acquired intangibles	£(45	)m	£(14	)m

Operating profit	£345	m	£371	m	-7.0%
Net finance costs	£(60	)m	£(25	)m

Profit before tax
- before amortisation of acquired intangibles	£330	m	£360	m	-8.3%
- amortisation of acquired intangibles	£(45	)m	£(14	)m

Profit before tax	£285	m	£346	m	-17.6%

Earnings per share
- before amortisation of acquired intangibles	38.72	p	43.91	p	-11.8%
- amortisation of acquired intangibles	(5.75	)p	(2.33	)p

Basic earnings per share	32.97	p	41.58	p	-20.7%

Dividend per share	10.85	p	9.85	p	+10.2%

Net borrowings	£2,917	m	£1,671	m

Gearing(2)	89.6%		68.1%

Interest cover (times) (3)	7	x	15	x

Operating cash flow	£447	m	£258	m

Return on gross capital employed(4)	15.9%		18.8%

Chip Hornsby, Wolseley plc Group Chief Executive said:
"The decline in US housing starts has clearly had an impact on our results for the first half, but we have taken swift and decisive action to reduce our cost base and to position the Group to benefit from improving markets. Meanwhile, we are very encouraged with the progress being made in Europe including the acquisitions which have taken us into 8 new countries. We will continue to pursue our double-digit growth targets through a combination of organic and acquisitive growth with a renewed focus on margin, cash flow and working capital improvement.”

(1)	Trading profit, a term used throughout this announcement, is defined as operating profit before the amortisation of acquired intangibles. Trading margin is the ratio of trading profit to revenues expressed as a percentage. Organic change is the total increase or decrease in the year adjusted for the impact of exchange rates, new acquisitions in 2007 and the incremental impact of acquisitions in 2006.

(2)	Gearing ratio is the ratio of net debt, excluding construction loan borrowings, to shareholders’ funds.

(3)	Interest cover is trading profit divided by net finance costs, excluding net pension related finance costs.

(4)	Return on gross capital employed is the ratio of trading profit to the aggregate of average shareholders’ funds, minority interests, net debt and cumulative goodwill written off.

ENQUIRIES:

Guy Stainer	0118 929 8744
Head of Investor Relations	07739 778187

John English	001 513 771 9000
Vice President, Investor Relations, North America	001 513 328 4900

Brunswick	020 7404 5959
Andrew Fenwick
Nina Coad
An interview with Chip Hornsby, Group Chief Executive and Steve Webster, Group Finance Director, in video/audio and text will be available from 0700 on www.wolseley.com and www.cantos.com
There will be an analyst and investor meeting at 0930 at UBS, 4th Floor, 100 Liverpool Street, London EC2M 2RH. A live audio cast and slide presentation of this event will be available at 0930 on www.wolseley.com.
There will also be a conference call at 1500 (UK time):

UK free phone dial-in number:	0800 0281299
US free phone dial-in number:	888 935 4577
Rest of the World dial-in number:	+ 44 (0)20 7806 1955

Password:	Wolseley
The call will be recorded and available for playback until 1st April 2007 on the following numbers:

UK free phone number:	0800 559 3271	Passcode: 1049772#
US free phone number:	1866 239 0765	Passcode: 1049772#
UK/European replay dial-in number:	+4420 7806 1970	Passcode: 1049772#
Photographs of Chip Hornsby, Group Chief Executive and Steve Webster, Group Finance Director are available at: www.newscast.co.uk and www.wolseleyimages.com

NEWS RELEASE
19 March 2007
Wolseley plc
Wolseley plc announces its Unaudited Interim Results for the half year ended 31 January 2007
Announcement of Interim Results
Wolseley, the world’s largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials and services, today announces its interim figures.
These results reflect strong organic revenue growth, particularly in the US plumbing and heating business (Ferguson), Wolseley UK, Central & Eastern Europe and the additional contribution from acquisitions. Brossette in France showed good momentum with revenues and profits up. DT Group performed ahead of expectations. These factors were largely offset by the performance of Stock Building Supply (“Stock”) which was adversely affected by the significant slowdown in US new residential construction and its exposure to commodity lumber and structural panels which declined sharply in price. Adverse currency translation also impacted the reported figures. The Group continues to invest in people, facilities and technology to secure future growth.
After taking account of currency translation, Group revenue increased by 16.9% from £6,734 million to £7,870 million. Trading profit rose by 1.3% from £385 million to £390 million. The Group’s trading margin fell from 5.7% to 5.0% primarily due to the lower margins in Stock and Wolseley UK, commodity price gains last year which were not repeated and additional investments in the business to position the Group for further growth. After deducting amortisation of acquired intangibles of £45 million (2006: £14 million), operating profit declined by 7.0% from £371 million to £345 million.
On a constant currency basis, Group revenue increased by 23.7% and trading profit by 7.8% for the first six months compared to the previous comparable period. Currency translation reduced Group revenue by £370 million (5.5%) and Group trading profit by £23 million (5.9%) in the six month period.
Reported profit before tax, after amortisation of acquired intangibles, declined by 17.6% from £346 million to £285 million. Net finance costs of £60 million (2006: £25 million) reflect the increase in acquisition spend and higher interest rates, partly offset by stronger operating cash flow. Interest cover was 7 times (2006: 15 times).The decrease in earnings per share before amortisation of acquired intangibles was 11.8%, from 43.91 pence to 38.72 pence, reflecting the lower level of profitability and the increase in the number of shares in issue following the placing on 25 September 2006. Basic earnings per share were down 20.7%, from 41.58 pence to 32.97 pence.
North America
Wolseley’s North American division performed well ahead of a market which was significantly impacted by a slowdown in the new housing sector, maintaining its position as the leading distributor of construction products to the professional contractor in North America.
Reported revenue of the division was up 1.3% from £4,309 million to £4,367 million, reflecting acquisitions, partly offset by an organic revenue decline of 1.3% and the impact of currency translation. Trading profit, in sterling, declined by 15.0% from £270 million to £229 million, after charging £6 million of one off costs relating to headcount reductions and branch closures and £5 million (2006: £5 million) of North American head office costs.
Currency translation reduced divisional revenue by £348 million (8.1%) and trading profit by £22 million (8.1%). There was a net increase of 166 branches in North America from 1,797 at 31 July 2006 to 1,963 locations at 31 January 2006.
In the USA, new housing starts have fallen more sharply than originally expected, but the repairs maintenance and improvement (“RMI”) market and the commercial and industrial sectors continue to hold up. Aggregate local currency revenue from the Group’s US businesses was around 11% higher and US trading profit was down by around 8%.
US Plumbing and Heating
Ferguson produced another strong performance with a balance of organic growth and acquisitions. Investment continued to strengthen the company and to diversify its business. Commercial and industrial activity and continued focus on the RMI sector, allowed for further outperformance in the first half, even as the new residential market declined.
Local currency revenue in the US plumbing and heating operations rose by 18.8% to $5,384 million (2006: $4,530 million) with trading profit up by 13.4%. Organic revenue growth of 9.1% was more than twice that of the market generally. Gross margin fell slightly due to tougher business conditions. As expected, the trading margin of 6.2% was lower in the first half compared to the prior year’s first half margin of 6.5%. This was due to the initial impact of acquisitions, the effects of the weakening new residential markets and the absence of one-off commodity price gains of around $8 million which benefited the first half of 2006.
In response to the slowing new housing market in the first half, Ferguson reduced its headcount by around 1,000 from its peak in August 2006. There have been a further 150 reductions since 31 January 2007. These reductions equate to around 5% of its total employees and should give rise to cost savings of around $12 million in the second half.
Ferguson’s total branch numbers increased by 156 during the first half to 1,393 locations (31 July 2006: 1,237).
US Building Materials
The continued slowdown in the new residential market over the past few months has caused a reduction in volumes, increased price competition and has also led to significantly lower lumber and structural panel prices. This has impacted Stock’s financial performance despite an aggressive cost reduction programme. Stock continues to outperform in most of its major markets with a 10% reduction in volumes compared to the 25% average decline in housing starts.
New housing, which accounted for 80% of the activity in this business in the first half, has continued to be a difficult market. Housing starts have fallen from an average annual rate of 2.1 million for the six months to 31 January 2006 to an average of 1.6 million this half, with the figure in January 2007 being even lower, at 1.4 million. There continues to be significant regional variations with the markets in Georgia, Utah, Idaho, Texas and the Carolinas holding up well while the north east, mid West, Las Vegas and Florida markets have been weak.
In local currency, Stock’s revenue was down 3.1% to $2,419 million (2006: $2,497 million) with trading profit down 48.6% from $157 million to $81 million, after charging one off costs of around $11 million relating to branch closures and headcount reductions. Between the peak in June 2006 and the period end, there was a reduction of around 4,000 people, representing approximately 25% of the total workforce. Since 31 January 2007, there has been a further reduction of 500. Cost savings as a result of all these reductions should amount to between $40 million and $50 million in the second half of the financial year. The decline in organic revenue in the first half was 20.4%, reflecting the 10% fall in volume and commodity price deflation in lumber and structural panels, which fell 23% and 34%, respectively. The deflation in commodities, which account for around 43% of Stock’s revenue, had the effect of reducing local currency revenue by $270 million (11%) in the first half compared to the first half of last year. Acquisitions contributed $431 million (17.3%) to revenue growth.
Stock’s trading margin reduced significantly from 6.3% to 3.3% primarily due to lower volumes and prices and the effect of one-off costs. The gross margin was slightly higher due to acquisitions and a more favourable sales mix arising from increased value added products and installed services.
As part of a cost cutting programme, a number of initiatives have been undertaken including centralising the sourcing of commodity products and the closure of 22 branches. Stock’s branch numbers increased by 6 during the first half to 320 locations (31 July 2006: 314) with the acquired branches more than offsetting closed facilities. Of the previously announced 22 planned branch closures, 15 will occur in the second half. Stock currently operates in 34 states, having entered the Phoenix, Arizona market in the first half.
Wolseley Canada
In Canada, although housing markets held up reasonably well, business from the oil and gas exploration industries in Western Canada slowed as a result of warmer weather, lower gas prices and higher gas inventory levels. Against this background, Wolseley Canada’s local currency revenue increased by 0.6% to C$660 million (2006: C$656 million). Gross margin improved and trading profit rose by 3.1% to C$41 million (2006: C$40 million). Trading margin was up slightly at 6.2% (2006: 6.1%).
Wolseley Canada opened a new regional distribution centre and its total branch numbers increased from 246 to 250 locations.
Europe
Most of the European operations achieved good revenue and profit improvements in markets which showed little growth in the first half. The results in Europe also benefited from acquisitions which expanded the geographic diversity of the Group.
Reported revenue for this division increased by 44.5% from £2,425 million to £3,503 million, of which 10.1% was from organic growth. Recent acquisitions accounted for £857 million (35.3%) of revenue growth, including DT Group in the Nordic region in September 2006. Trading profit, after the allocation of European central costs of £5 million (2006: £5 million), increased 33% from £135 million to £180 million.
The overall divisional trading margin, after the allocation of central costs, declined from 5.6% to 5.1% of revenue, primarily due to the lower trading margins in Wolseley UK and Italy and the dilutive effect of the first half margin in DT Group which reflects the seasonal bias towards the second half in that business. Underlying margin improvements were achieved in France (both PBM and Brossette) and nearly all of the Central and Eastern European operations.
In the first six months, a further net 415 branches were added to the European network, giving a total of 3,276 locations (31 July 2006: 2,861), including 344 added through acquisitions.
UK and Ireland
Wolseley UK grew strongly in an improving market. The fundamentals of the UK economy remained positive, with good economic growth and relatively low unemployment. The Irish economy continued to be positive.

Against this background, Wolseley UK, which includes Ireland, recorded a 23.1% increase in revenue to £1,554 million (2006: £1,262 million). Organic growth of 11.0% significantly outperformed the market generally, which is estimated to have risen by 2%.
Wolseley UK’s trading profit increased by 3.2% in the first half compared to the equivalent period in the prior year. Price competition in the core Plumb and Build brands continued, but the effect was more than offset at the gross margin level by the benefits from the other brands including the recent acquisitions. However, the trading margin fell from 7.1% to 6.0%. This was as a result of the continuing investment in the business to improve supply chain in terms of DC space, the initial dilutive impact of opening new branches, integration costs of the prior year’s record acquisitions and increasing the management resource, including a doubling of the graduate programme. Following the closure of a number of regional offices, certain functions have been successfully centralised into Wolseley UK’s new head office in Leamington Spa, with support services for the core brands fully integrated.
One off costs in the first half were approximately £5m including those related to the step up in the number of branch openings. Further rationalisation costs of approximately £6 million are anticipated in the second half relating to refinement of the branch network and planned headcount reduction following the centralisation of head offices. The emphasis in the second half will be more on margin improvement.
The new national DC in Leamington Spa began operations in autumn 2006 and the regional DC, in the North West is now under construction. These investments and the current initiatives to centralise control of transport and branch inventory management, should enhance customer service and support continued growth in the business. The central branch replenishment programme has been fully rolled out in Plumb Center and Parts Center and has improved inventory turn and stock availability in the branches. This will be introduced to other brands.
During the first six months, 68 net new locations were added in the UK and Ireland taking the total number of branches for Wolseley UK to 1,926 (31 July 2006: 1,858). More than 30 new Bathstore branches were opened as well as additional investment in its office and distribution space and this opening programme will continue in the second half. The electrical distribution businesses, AC Electrical and William Wilson, were brought together as Electric Center and a further 11 new branches were opened. The integration of Hire Center with Brandon Hire was also completed, with a further 2 branches added.
France
In France, government tax incentives continued to underpin growth, albeit at a slowing rate, in the new residential market. However, RMI, which represents approximately two thirds of revenue for both Brossette and PBM, continues to show only marginal improvement against the background of little growth in the overall economy, weak consumer confidence and persistent high levels of unemployment.
Wolseley’s French operations now operate under one central management as three divisions, namely: Building Materials (PBM Heavyside), Import and Wood solutions (PBM Import) and Plumbing and Heating (Brossette Lightside). Overall, in France, first half revenue was up 12.8% to €1,321 million (2006: €1,170 million), including organic growth of 7.1%, slightly ahead of the market. Trading profit was up 14.9% to €60 million (2006: €52 million), as a result of the continuing reorganisation and rationalisation of back office functions and good performances from all three divisions. The underlying trading margin improved to 4.6% (2006: 4.3%).
PBM (Heavyside and Import and Wood Solutions) achieved an increase in revenue of 15.9% in local currency, half of which was organic growth. Gross margin was up slightly and PBM also improved its trading margin, after adjusting for one-off items in the corresponding period in the prior year. PBM’s branch opening programme continued with 5 new locations added, giving 354 in total. PBM continues to centralise its back office functions.

Against the background of ongoing restructuring, local currency revenue in Brossette was 8.2% up on the first half last year, 6.1% of which was organic growth. Underlying trading profit was up 12.8%, on a comparable basis. Brossette’s results reflect the benefits from its recent reorganisation including the centralisation of a number of functions including purchasing and logistics. As the majority of regional management teams are now in place, the ongoing restructuring that is expected to continue for the next two years, will principally be in relation to its distribution and branch network. Brossette’s branch opening programme continued with 29 new locations added, giving 467 in total.
Wolseley’s French businesses continue to seek opportunities to generate synergies by expansion of the number of joint sites, cross selling of products and centralisation of functions such as sourcing and purchasing.
Nordic
In the Nordic region, DT Group has made a good start since being acquired by Wolseley on 25 September 2006 for £1,339 million. The response from the DT management team to the integration process has been very positive and the integration will be completed by the year end, ahead of schedule.
The four Nordic countries in which DT Group operates continue to show good economic growth as well as benefiting from favourable winter weather conditions in what is normally a quieter business period. This positive environment helped DT Group report a good financial performance ahead of expectations at the time of acquisition.
For the four months of Wolseley ownership to 31 January 2007, revenue was DKK6,878 million (£621 million) and trading profit was DKK338 million (£31 million). The trading margin was 4.9%.
DT Group is expected to achieve a much higher level of profitability in the second half, reflecting the normal seasonal bias of the business.
For the 12 months to 31 January 2007, DT Group’s year end prior to being acquired by Wolseley, management accounts show an underlying increase in revenue over the prior year of 12.9% and in trading profit, of 28.0%.
Central and Eastern Europe
The Group’s other Continental European operations enjoyed generally good results with growth significantly ahead of generally flat markets. Revenue in Central Europe was up by 21.2% to £439 million (2006: £362 million), reflecting organic growth of 13.8% and the benefit of acquisitions. Trading profit was up 47.2% to £21 million (2006: £14 million). The trading margin improved to 4.8% (2006: 3.9%).
In the Benelux countries, the business achieved revenue growth of more than 30%, including organic growth of 18%, with Wasco in The Netherlands and CFM in Luxembourg making excellent progress. Trading profit rose more than 60% as centralisation of sourcing, logistics and inventory management across Benelux is progressed.
Tobler, in Switzerland, had another strong half with double digit improvements in revenue and trading profit, including 12.5% organic revenue growth. Trading margin also rose.
ÖAG, in Austria, benefited from its recent business restructuring and management changes to report 16.8% organic revenue growth and a significant improvement in trading margin.
In Italy, revenue in the first half increased although profits were down, as expected, due to the initial costs of the new €20 million DC that commenced branch deliveries at the end of 2006. The DC will gradually roll out deliveries to other branches over the next 12 months, allowing a return to margin growth.

In Eastern Europe, the Woodcote acquisition in October 2006, which took Wolseley into Croatia, Slovakia, Poland and Romania for the first time, is performing in line with expectations and across all markets Wolseley businesses are outperforming the local markets.
Interim Dividend
The Board has decided to pay an interim dividend of 10.85 pence per share (2006: 9.85 pence per share) to be paid on 31 May 2007 to shareholders on the register on 30 March 2007, which will absorb £71 million of cash. This represents an increase of 10.2% over last year’s interim dividend and reflects the Board’s confidence in the future prospects of the Group and its strong financial position. It is expected that the interim dividend will be approximately one third of the total dividend for the year. The dividend reinvestment plan will continue to be available to eligible shareholders.
Management and organisational changes
Larry Stoddard has been appointed to the Wolseley Executive Committee as Chief Operations Officer. The Executive Committee provides overall leadership to the Wolseley Group, ensuring that its strategy and initiatives are implemented throughout the organisation. Larry has been with Ferguson Enterprises for 25 years and is now responsible for driving overall business and margin improvement.
The Executive Committee comprises: Chip Hornsby (Chief Executive Officer), Steve Webster (Chief Financial Officer), Rob Marchbank (Chief Executive Officer — Europe), Frank Roach (Chief Executive Officer — North America), Fenton Hord (President & Chief Executive Officer Stock Building Supply), Larry Stoddard (Chief Operations Officer) and Adrian Barden (Chief Business Development Officer).
Mark White, Group Company Secretary and Counsel, will be leaving the Group on 31 May 2007 to take up another position.
Strategy
The Group’s strategy continues to be to grow the business both organically and by acquisition and pursue geographic, customer, product and business segment diversity to help underpin the resilience in its performance over economic cycles. The Group’s scale, diversity, operational excellence and emphasis on customer service represent a clear competitive advantage and it will continue to invest to build on this strength.
Over the last few months the Group has placed an increased emphasis on increased working capital efficiency and margin enhancement, in order to support its investment programme and drive greater efficiency across the business. The initiatives in the areas of supply chain, sourcing, business improvement, human resource development and organic and acquisitive growth have delivered positive results and will continue to drive future benefits. The Group will focus aggressively on driving the full benefit from the step-up in its investments over the last few years in people, technology and infrastructure.
There will be no change to the Group’s overall financial targets of double digit sales growth and a higher rate of profit growth whilst maintaining an incremental return on gross capital employed of at least 4% more than the pre-tax Weighted Average Cost of Capital. The Group still believes it has the potential to double its size over the next five to seven years in the fragmented markets in which it operates, which is equivalent to a compound annual growth rate of 10% to 14%. The Group’s business improvement initiatives and increased scale and leverage should produce a trading margin of at least 7% within the next four years, subject to business conditions and the mix of businesses within the Group at that time. The Board will continue to carefully monitor its progress against this target.

Financial Review
Net finance costs of £60 million (2006: £25 million) reflect a significant increase in Group debt as a result of a higher level of acquisition spend and an increase in interest rates, partly offset by strong operating cash flow. Net interest receivable on construction loans amounted to £6 million (2006: £5 million). Interest cover was 7 times (2006: 15 times).
The effective tax rate, being tax payable on profit before tax and amortisation of acquired intangibles, decreased from 27.9% to 25.6% due to a higher proportion of the Group’s profits coming from lower tax jurisdictions in Europe following the DT acquisition and the impact of deferred tax on share options. The effective tax rate for the half-year to 31 January 2007 is consistent with the rate expected for the year to 31 July 2007.
Before the amortisation of acquired intangibles, earnings per share decreased by 11.8% from 43.91 pence to 38.72 pence, reflecting the lower level of profitability and the placing of 59.5 million shares on 25 September 2006. Basic earnings per share were 20.7% lower at 32.97 pence (2006: 41.58 pence). The average number of shares in issue during the first half was 635 million (2006: 590 million).
Net cash flow from operating activities increased by 73% from £258 million to £447 million, due to the increased focus on improving working capital and cash flow management throughout the Group.
Capital expenditure increased from £144 million to £206 million reflecting continued investment in the business, particularly in the DCs in the UK and Italy, IT and new branch openings. Capital expenditure in the second half is expected to be at a similar level.
The Group’s branch network during the first half has been extended through acquisitions and branch openings by a net of 581 branches, bringing the total to 5,239 (31 July 2006: 4,658).
Net borrowings, excluding construction loan borrowings, at 31 January 2007 amounted to £2,917 million compared to £1,950 million at 31 July 2006, giving gearing of 89.6% compared to 75.2% at the previous year end and 68.1% at 31 January 2006. The increase principally relates to acquisitions partially offset by the share placing of £655 million on 25 September 2006 and strong operating cash flow.
In the USA, construction loan receivables, financed by an equivalent amount of construction loan borrowings, were £293 million compared to £313 million at 31 July 2006.
Return on gross capital employed (ROGCE) fell from 18.8% in 2006 to 15.9% in the first half of 2007 primarily as a result of the initial impact of the DT Group acquisition and the lower organic growth in profit. The ROGCE remains above the Group’s weighted average cost of capital.
Provisions in the balance sheet include the estimated liability for asbestos claims on a discounted basis. This liability has been determined as at 31 January 2007 by independent professional actuarial advisors. The asbestos related litigation is fully covered by insurance and accordingly an equivalent insurance receivable has been included in receivables. The level of insurance cover available significantly exceeds the expected level of future claims and no profit or cash flow impact is therefore expected to arise in the foreseeable future. There were 246 claims outstanding at 31 July 2006 (31 July 2005: 235). An update on the estimated liability and number of claims outstanding will be provided with the Group’s Preliminary Results announcement in September 2007.
Acquisitions
Investment in bolt on acquisitions completed during the first half, including any deferred consideration and net debt, amounted to £325 million (2006: £436 million). These 30 acquisitions are expected to add around £566 million per annum of incremental revenues in a full year. In addition, on 25 September 2006, the Group completed the acquisition of DT Group for £1,339 million which brings aggregate acquisition spend for the six months to 31 January to £1,664 million.
Six additional acquisitions, for a consideration of £34 million, have been completed since 31 January 2007. This includes three further bolt on acquisitions not previously announced which were acquired for an aggregate consideration of £24 million. In a full year, these bolt on acquisitions are expected to add approximately £39 million to total revenue. Further details of these acquisitions follows below.
On 26 February 2007, Stock Building Supply acquired certain assets of Oregon Pacific Building Products (New Mexico), Inc. (“Albuquerque Door”) from Orepac Building Products. Albuquerque Door is a single facility, based in Albuquerque, which assembles pre-hung exterior and interior doors and specialty architectural millwork items. In the year ended 31 October 2006, Albuquerque Door had revenue of $10.9 million (£5.6 million) and gross assets of $3.3 million (£1.7 million) at that date.
On 1 March 2007, Improvement Direct, Inc. (“Improvement Direct”) was acquired from Christian B. Friedland, David T.S. Boctor, Craig S. Stilwell, Daniel R. Davis, Brett D. Morse and Nathan J.Kanemoto. Improvement Direct owns a network of online stores selling a wide variety of home improvement products, including taps, plumbing supplies, lighting fixtures, cabinet hardware, window treatments, tools, heating, ventilation and air conditioning. In the year ended 31 December 2006, Improvement Direct had revenue of $55.7 million (£28.7 million) and gross assets of $0.3 million (£0.2 million) at that date.
On 19 February 2007, Wolseley UK acquired the business of Conlon Quinn. Ltd. (“CQL”) from Gay Doran, Brian Conlon, Sean Conlon and Sean McGee. CQL is an Irish wholesaler of electrical installation and maintenance materials with a head office and main branch in Dundalk and further branches in Monaghan and Navan. CQL services the electrical contracting market in counties Louth, Meath, Cavan, Monaghan and North Dublin. In the year ended 31 March 2006, CQL had revenue of €7.3 million (£5.0 million) and gross assets of €3.4 million (£2.6 million) at that date.
The divisional split of the total acquisition spend since 1 August 2006 is:

	No. of	Spend
Division	Acquisitions	£ Million
Europe	17	84

North America	19	275

TOTAL BOLT ONS	36	359

Acquisition of DT Group	1	1,339

TOTAL ACQUISITION SPEND	37	1,698
The following exchange rates have been used for the acquisitions since 31 January 2007 included above: £1 = $1.94, £1 = €1.47.
Further details regarding acquisitions are included in note 12.

Outlook
In the USA, the housing market is expected to continue to remain soft for the remainder of the calendar year, but with significant regional variations. The RMI and commercial and industrial markets are expected to continue to hold up. Ferguson should increase its market share and achieve good levels of organic revenue growth, albeit at a more modest rate than the first half. Based on expected market conditions for the second half no further headcount reductions are planned in the USA, however, if markets show signs of weakening further, prompt action will be taken to reduce the cost base.
In Canada, activity in the exploration industries in Western Canada is expected to improve although the new residential housing market is likely to continue to slow from recent high levels.
In the UK, the fundamentals of the UK economy are expected to remain positive and the gradual improvement in the RMI market is expected to be maintained, although it is still too early to assess the full impact that recent interest rate increases may have on consumer and housing related expenditure. Against this background, the UK business is expected to show improved profit growth and underlying trading margin in the second half compared to the corresponding period in the prior financial year as the business begins to obtain the benefits from previous investment in central management systems, acquisition integration and the branch network.
Although growth in the French RMI market is likely to remain modest, the recent positive performance of the French operations is expected to continue. A number of initiatives continue to be implemented to reorganise the French businesses and the investment in Brossette will continue as it refines its branch and logistics network.
The outlook for the markets in which DT Group operates remain generally positive and its second half profit contribution will benefit from its seasonal bias. The Central and Eastern European operations are expected to continue to progress well.
The Group should see increasing benefits in the second half from the recent cost reduction initiatives. These actions, together with an increased focus on enhancing trading margins and working capital efficiency should position the Group well in to the next financial year, to achieve its growth objectives.
Notes to Editors
Wolseley plc is the world’s largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials in North America, the UK and Continental Europe. Group revenue for the year ended 31 July 2006 was approximately £14.2 billion and operating profit, before amortisation of acquired intangibles, was £882 million. Wolseley has around 78,200 employees operating in 28 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg, Denmark, Sweden, Finland, Norway, Slovak Republic, Poland, Romania, Croatia, San Marino, Panama, Puerto Rico, Trinidad & Tobago, Mexico, Barbados and Greenland. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS, NYSE: WOS) and is in the FTSE 100 index of listed companies.
Certain information included in this release is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by forward looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company’s plans and objectives for future operations, including, without limitation, discussions of expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this release are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
It is not reasonably possible to itemise all of the many factors and specific events that could cause the Company’s forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an international Group such as Wolseley. Information on some factors which could result in material difference to the results is available in the Company’s SEC filings, including, without limitation, the Company’s Report on Form 20-F for the year ended 31 July 2006.

FINANCIAL CALENDAR FOR 2007

28 March	-	Shares quoted ex-dividend
30 March	-	Record date for final dividend
31 May	-	Interim dividend payment date
16 July	-	Trading update for 11 months to 30 June 2007
31 July	-	Financial year end
24 September	-	Announcement of Preliminary results for year to 31 July 2007
3 October	-	Shares quoted ex-dividend
5 October	-	Record date for final dividend
28 November	-	Annual General Meeting
30 November	-	Final dividend payment date

A copy of this release, together with all other recent public announcements can be found on Wolseley’s web site at www.wolseley.com. Copies of the presentation given to institutional investors and analysts are also available on this site.

Condensed Group Income Statement (unaudited)

Year to			Half year to		Half year to
31 July			31 January		31 January
2006			2007		2006
£m			£m		£m

14,158		Revenue	7,870		6,734
(10,222)		Cost of sales	(5,702)		(4,889)

3,936		Gross profit	2,168		1,845
(2,413)		Distribution costs	(1,432)		(1,167)

(48)		Administrative expenses: amortisation of acquired intangibles	(45)		(14)
(665)		Administrative expenses: other	(360)		(298)

(713)		Administrative expenses: total	(405)		(312)
24		Other income	14		5

834		Operating profit	345		371

49		Finance revenue (note 3)	34		20
(114)		Finance costs (note 3)	(94)		(45)

769		Profit before tax	285		346

(232)		Tax expense (note 4)	(76)		(101)

537		Profit for the period attributable to equity shareholders	209		245

		Earnings per share (note 6)
90.77	p	Basic earnings per share	32.97	p	41.58	p

90.02	p	Diluted earnings per share	32.78	p	41.13	p

		Dividends (note 5)
27.45	p	Dividends per share	10.85	p	9.85	p

		Non-GAAP measures of performance (note 7)
882		Trading profit	390		385

817		Profit before tax and the amortisation of acquired intangibles	330		360

		Translation rates
1.7885		US dollars	1.9198		1.7604
1.4577		Euro	1.4850		1.4619
Condensed Group Statement of Recognised Income and Expense (unaudited)

Year to		Half year to	Half year to
31 July		31 January	31 January
2006		2007	2006
£m		£m	£m

537	Profit for the period	209	245

(124)	Net exchange adjustments offset in reserves	(110)	(17)
	Cash flow hedges
14	- fair value gains and losses	3	12
(1)	- reclassified and reported in net profit for the period	(1)	—
7	Actuarial gains/(losses)	54	(4)
(7)	Change in fair value of available-for-sale investments	2	—
(13)	Tax charge not recognised in the income statement	(9)	(11)

(124)	Net losses not recognised in the income statement	(61)	(20)

413	Total recognised income and expense	148	225

Condensed Group Balance Sheet (unaudited)

As at		As at	As at
31 July		31 January	31 January
2006		2007	2006
£m		£m	£m

	ASSETS
	Non-current assets
1,173	Intangible assets: goodwill	1,908	1,004
333	Intangible assets: other	804	230
1,144	Property, plant and equipment (“PPE”)	1,668	990
16	Deferred tax assets	35	35
36	Trade and other receivables	37	34
21	Financial assets: available-for-sale investments	20	4

2,723		4,472	2,297

	Current assets
1,954	Inventories	2,086	1,887
2,650	Trade and other receivables	2,679	2,279
1	Current tax receivable	25	33
4	Financial assets: trading investments	6	4
10	Derivative financial assets	11	14
313	Financial receivables: construction loans (secured)	293	294
416	Cash and cash equivalents	286	439

5,348		5,386	4,950

7	Assets held for resale	9	6

8,078	Total assets	9,867	7,253

	Liabilities
	Current liabilities
2,294	Trade and other payables	2,389	1,868
91	Current tax payable	107	94
313	Borrowings: construction loans (unsecured)	293	294
192	Bank loans and overdrafts	261	699
18	Obligations under finance leases	16	16
29	Derivative financial liabilities	20	13
29	Provisions	30	30
29	Retirement benefit obligations	19	17

2,995		3,135	3,031

	Non-current liabilities
25	Trade and other payables	19	18
2,084	Bank loans	2,860	1,352
57	Obligations under finance leases	63	49
88	Deferred tax liabilities	330	79
77	Provisions	81	78
160	Retirement benefit obligations	123	191

2,491		3,476	1,767

5,486	Total liabilities	6,611	4,798

2,592	Net assets	3,256	2,455

	Shareholders’ equity
149	Called up share capital	165	149
288	Share premium account	930	270
(49)	Foreign currency translation reserve	(159)	56
2,204	Retained earnings	2,320	1,980

2,592	Equity shareholders’ funds	3,256	2,455

Condensed Group Cash Flow Statement (unaudited)

Year to		Half year to	Half year to
31 July		31 January	31 January
2006		2007	2006
£m		£m	£m

	Cash flows from operating activities
850	Cash generated from operations	447	258
45	Interest received	25	14
(102)	Interest paid	(82)	(32)
(206)	Tax paid	(104)	(95)

587	Net cash generated from operating activities	286	145

	Cash flows from investing activities
(822)	Acquisition of businesses (net of cash acquired)	(1,272)	(420)
2	Disposals of businesses (net of cash disposed of)	—	—
(326)	Purchases of property, plant and equipment	(179)	(139)
52	Proceeds from sale of property, plant and equipment	25	11
(20)	Purchases of intangible assets	(27)	(5)
(23)	Purchases of investments	—	—
—	Proceeds from disposal of investments	—	1

(1,137)	Net cash used in investing activities	(1,453)	(552)

	Cash flows from financing activities
31	Proceeds from the issue of shares to shareholders	658	13
(27)	Purchases of shares by Employee Benefit Trusts	(24)	(11)
2,486	Proceeds from new borrowings	604	854
(1,405)	Repayments of borrowings and derivatives	(66)	(150)
(17)	Finance lease capital payments	(16)	(4)
(162)	Dividends paid to shareholders	(128)	(104)

906	Net cash generated from financing activities	1,028	598

356	Net cash (used)/generated	(139)	191
(8)	Effects of exchange rate changes	(19)	(17)

348	Net (decrease)/increase in cash, cash equivalents and bank overdrafts	(158)	174
(56)	Cash, cash equivalents and bank overdrafts at the beginning of the period	292	(56)

292	Cash, cash equivalents and bank overdrafts at the end of the period	134	118

Reconciliation of Profit to Net Cash Flow from Operating Activities (unaudited)

Year to		Half year to	Half year to
31 July		31 January	31 January
2006		2007	2006
£m		£m	£m

537	Profit for the period	209	245
65	Net finance costs	60	25
232	Tax expense	76	101
134	Depreciation of property, plant and equipment	88	59
6	Amortisation of non-acquired intangibles	2	3
(16)	Profit on disposal of property, plant and equipment	(11)	(3)
48	Amortisation of acquired intangibles	45	14
(171)	Decrease/(increase) in inventories	81	(120)
(243)	Decrease/(increase) in trade and other receivables	202	71
217	(Decrease)/increase in trade and other payables	(319)	(170)
19	Increase in provisions and other liabilities	4	20
22	Share based payments and other non cash items	10	13

850	Net cash flow from operating activities	447	258

Notes to the condensed unaudited financial information for the six months ended 31 January 2007
1	Basis of preparation

The Group prepares its annual financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the EU, and those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The condensed financial information presented in these interim financial statements has been prepared in accordance with the Listing Rules of the Financial Services Authority. The accounting policies applied by the Group in these interim consolidated financial statements are the same as those applied by the Group in its audited consolidated financial statements as at and for the year ended 31 July 2006.

The results for the first half of the financial year have not been audited and were approved by the Board of Directors on 19 March 2007. The summary of results for the year ended 31 July 2006 does not constitute the full financial statements within the meaning of section 240 of the Companies Act 1985. The full financial statements for that year, prepared under IFRS, have been reported on by the Group’s auditors and delivered to the Registrar of Companies. The audit report was unqualified and did not contain a statement under sections 237(2) or 237(3) of the Companies Act 1985.

2	Segmental analysis of results

The Group has a single business segment, the distribution and supply of construction materials and services.

The Group’s geographical segments are Europe, consisting of UK and Ireland, France, Nordic and Central & Eastern Europe, and North America. The Group has determined that its geographical segments are its primary segments for IFRS reporting purposes. The revenue, trading profit and operating profit of the Group’s geographical segments are detailed in the following three tables.

Revenue by geographical segment

Year to		Half year to	Half year to
31 July		31 January	31 January
2006		2007	2006
£m		£m	£m

2,690	UK and Ireland	1,554	1,262
1,725	France	889	801
—	Nordic	621	—
735	Central and Eastern Europe	439	362

5,150	Europe	3,503	2,425

9,008	North America	4,367	4,309

14,158	Total	7,870	6,734

Trading profit by geographical segment

Year to		Half year to	Half year to
31 July		31 January	31 January
2006		2007	2006
£m		£m	£m

201	UK and Ireland	92	90
91	France	41	36
—	Nordic	31	—
31	Central and Eastern Europe	21	14
(7)	European central costs	(5)	(5)

316	Europe	180	135

603	North America	229	270

(37)	Group central costs	(19)	(20)

882	Total trading profit (note 7)	390	385

Notes to the condensed unaudited financial information for the six months ended 31 January 2007
2	Segmental analysis of results (continued)

Operating profit by geographical segment

Year to		Half year to	Half year to
31 July		31 January	31 January
2006		2007	2006
£m		£m	£m

188	UK and Ireland	84	87
90	France	41	35
—	Nordic	21	—
30	Central and Eastern Europe	20	14
(7)	European central costs	(5)	(5)

301	Europe	161	131

570	North America	203	260

(37)	Group central costs	(19)	(20)

834	Total operating profit	345	371

The Group will prepare segmental disclosures in accordance with US GAAP and disclose them in its Form 20-F for the full year ending 31 July 2007. The disclosure requirements under US GAAP differ from those under IFRS, such that revenue and operating profit for North America will be further analysed by operating segment in the Form 20-F. In order to ensure consistency of information disclosed to all investors, the following table is included in these interim financial statements.

Year to		Half year to	Half year to
31 July		31 January	31 January
2006		2007	2006
£m		£m	£m

	Revenue
5,396	US Plumbing and Heating	2,804	2,574
2,966	US Building Materials	1,260	1,418
646	Canada	303	317

9,008	North America	4,367	4,309

	Trading profit
378	US Plumbing and Heating	173	167
192	US Building Materials	42	89
44	Canada	19	19
(11)	North American central costs	(5)	(5)

603	North America	229	270

	Operating profit
369	US Plumbing and Heating	163	164
168	US Building Materials	26	82
44	Canada	19	19
(11)	North American central costs	(5)	(5)

570	North America	203	260

Notes to the condensed interim financial information for the six months ended 31 January 2007
2	Segmental analysis of results (continued)

Analysis of movement in revenue

			New	Acquisitions
			Acquisitions	Increment
	2006	Exchange	2007	2006	Organic Change		2007
	£m	£m	£m	£m	£m	%	£m

UK and Ireland	1,262	(2)	8	148	138	11.0	1,554
France	801	(13)	10	35	56	7.1	889
Nordic	—	—	621	—	—	—	621
Central and Eastern Europe	362	(7)	16	19	49	13.8	439

Europe	2,425	(22)	655	202	243	10.1	3,503

US Plumbing and Heating	2,574	(213)	96	132	215	9.1	2,804
US Building Materials	1,418	(118)	6	219	(265)	(20.4)	1,260
Canada	317	(17)	1	2	—	—	303

North America	4,309	(348)	103	353	(50)	(1.3)	4,367

TOTAL	6,734	(370)	758	555	193	3.0	7,870

Analysis of movement in trading profit

			New	Acquisitions
			Acquisitions	Increment
	2006	Exchange	2007	2006	Organic Change		2007
	£m	£m	£m	£m	£m	%	£m

UK and Ireland	90	—	1	10	(9)	(8.8)	92
France	36	(1)	—	1	5	12.5	41
Nordic	—	—	31	—	—	—	31
Central and Eastern Europe	14	—	1	1	5	35.1	21
European central costs	(5)	—	—	—	—	—	(5)

Europe	135	(1)	33	12	1	1.0	180

US Plumbing and Heating	167	(14)	6	8	6	3.9	173
US Building Materials	89	(7)	—	13	(53)	(64.3)	42
Canada	19	(1)	—	1	—	1.4	19
North American central costs	(5)	—	—	—	—		(5)

North America	270	(22)	6	22	(47)	(18.7)	229

Group central costs	(20)	—	—	—	1		(19)

TOTAL	385	(23)	39	34	(45)	(12.2)	390

3	Net finance costs

Year to		Half year to	Half year to
31 July		31 January	31 January
2006		2007	2006
£m		£m	£m

49	Interest receivable	34	19
—	Net pension finance income	—	1

49	Finance revenue	34	20

	Interest payable
(110)	- Bank loans and overdrafts	(93)	(43)
(3)	- Finance lease charges	(1)	(1)
(1)	Net pension finance cost	(1)	—
	Valuation gains/(losses) on financial instruments
(27)	- Derivatives held at fair value through profit and loss	5	(2)
26	- Loans in a fair value hedging relationship	(5)	1
1	- Recycled from equity	1	—

(114)	Finance costs	(94)	(45)

(65)	Net finance costs	(60)	(25)

Notes to the condensed interim financial information for the six months ended 31 January 2007
4	Taxation

The tax charge on ordinary activities for the half year has been calculated at the rate which it is expected will apply for the year ending 31 July 2007 and comprises the following elements:

Year to		Half year to	Half year to
31 July		31 January	31 January
2006		2007	2006
£m		£m	£m

	Tax on profit for the period
18	- UK	17	11
205	- Overseas	50	68

223		67	79
9	Deferred tax	9	22

232		76	101

5	Dividends

Year to		Half year to	Half year to
31 July		31 January	31 January
2006		2007	2006
£m		£m	£m

58	Interim paid	—	—
104	Final paid	128	104

162		128	104

The proposed interim dividend of £71 million (10.85 pence per share assuming 653 million shares in issue) is not included as a liability in these financial statements.
6	Earnings per share
Basic earnings per share of 32.97 pence (31 January 2006: 41.58 pence) is calculated on the profit for the year attributable to equity shareholders of £209 million (31 January 2006: £245 million) on a weighted average number of ordinary shares in issue during the year of 635 million (31 January 2006: 590 million). As detailed in note 7 below, the Group believes that profit measures before the amortisation of acquired intangibles provide valuable additional information for users of the financial statements. Basic earnings per share, before the amortisation of acquired intangibles, has, therefore, been presented in the following table.

Year to		Half year to	Half year to
31 July		31 January	31 January
2006		2007	2006
Pence per		Pence per	Pence per
share		share	share

98.90 p	Before amortisation of acquired intangibles	38.72 p	43.91 p
(8.13) p	Amortisation of acquired intangibles	(5.75) p	(2.33) p

90.77 p	Basic earnings per share	32.97 p	41.58 p

The impact of all potentially dilutive share options on earnings per share would be to increase the weighted average number of shares in issue to 639 million (31 January 2006: 597 million) and to reduce basic earnings per share to 32.78 pence (31 January 2006: 41.13 pence). Diluted earnings per share before amortisation of acquired intangibles is 38.49 pence (31 January 2006: 43.44 pence).

7	Non-GAAP measures of performance

Trading profit is defined as operating profit before the amortisation of acquired intangibles and is a non-GAAP measure. The current businesses within the Group have arisen through internal organic growth and through acquisition. Operating profit includes only the amortisation of acquired intangibles arising on those businesses that have been acquired subsequent to 31 July 2004 and as such does not reflect equally the performance of businesses acquired prior to 31 July 2004 (where no amortisation of acquired intangibles was recognised), businesses that have developed organically (where no intangibles are attributed) and those businesses more recently acquired (where amortisation of acquired intangibles is charged). The Group believes that trading profit provides valuable additional information for users of the financial statements in assessing the Group’s performance since it provides information on the performance of the business that local managers are more directly able to influence and on a basis consistent across businesses.

Notes to the condensed interim financial information for the six months ended 31 January 2007
7	Non-GAAP measures of performance (continued)

Year to		Half year to	Half year to
31 July		31 January	31 January
2006		2007	2006
£m		£m	£m

834	Operating profit	345	371
48	Add back: amortisation of acquired intangibles	45	14

882	Trading profit	390	385

769	Profit before tax	285	346
48	Add back: amortisation of acquired intangibles	45	14

817	Profit before tax and the amortisation of acquired intangibles	330	360

8	Capital expenditure

		Property, plant	Tangible and
	Intangible assets	and equipment	intangible assets
	£m	£m	£m

Net book value at 1 August 2006	1,506	1,144	2,650
Acquisitions	1,289	481	1,770
Additions	27	187	214
Disposals	—	(16)	(16)
Depreciation and amortisation	(47)	(88)	(135)
Exchange rate adjustment	(63)	(40)	(103)

Net book value at 31 January 2007	2,712	1,668	4,380

9	Provisions

	Environmental	Wolseley
	and legal	Insurance	Other provisions	Total
	£m	£m	£m	£m

At 1 August 2006	39	47	20	106
Utilised in the period	(5)	(11)	(2)	(18)
Charge for the period	1	20	5	26
New businesses	—	—	1	1
Exchange difference	(2)	(2)	—	(4)

	33	54	24	111

10	Reconciliation of movements in capital and reserves

Year to		Half year to	Half year to
31 July		31 January	31 January
2006		2007	2006
£m		£m	£m

537	Profit for the period attributable to equity shareholders	209	245
(182)	Exchange loss on translation of overseas operations	(215)	(24)
58	Exchange gain on translation of borrowings designated as hedges of overseas operations	104	7
8	Valuation gain on interest rate swaps (less amounts reclassified and reported in net income)	2	6
5	Valuation gain on currency swaps	1	6
7	Actuarial gain/(loss) on retirement benefits	54	(4)
(7)	Change in fair value of available-for-sale investments	2	—
(13)	Tax charge not recognised in the income statement	(9)	(11)

413	Total recognised income and expense	148	225
31	New share capital subscribed	658	13
(27)	Purchase of own shares by Employee Benefit Trust	(24)	(11)
36	Credit to equity for share based payments	10	31
(162)	Dividends paid	(128)	(104)

291	Net addition to/(reduction in) shareholders’ funds	664	154
2,301	Opening shareholders’ funds	2,592	2,301

2,592	Closing shareholders’ funds	3,256	2,455

11. Analysis of change in net debt

					Fair value
	At			New	adjustments		At 31
	31 July			finance	and other	Exchange	January
	2006	Cashflow	Acquisitions	leases	movements	movement	2007
	£m	£m	£m	£m	£m	£m	£m

Cash and cash equivalents	416	(102)	—	—	—	(28)	286
Bank overdrafts	(124)	(37)	—	—	—	9	(152)

	292	(139)	—	—	—	(19)	134

Financial assets:
trading investments	4	—	—	—	2	—	6
Derivative financial instruments	(19)	—	—	—	9	1	(9)
Bank loans	(2,152)	(538)	(362)	—	(6)	89	(2,969)
Obligations under finance leases	(75)	16	(4)	(19)	—	3	(79)

Total net debt	(1,950)	(661)	(366)	(19)	5	74	(2,917)

12	Acquisitions

In all acquisitions during the half year to 31 January 2007, the Group acquired 100% of the issued share capital, and has accounted for the transaction by the purchase method of accounting.

		Fair	Provisional
	Book values	value	fair values
	acquired	alignments	acquired
All acquisitions	£m	£m	£m

Intangible fixed assets
- Customer relationships	—	266	266
- Trade names and brands	—	236	236
- Other	—	6	6
Property, plant and equipment	254	227	481
Inventories	306	(24)	282
Receivables	327	(1)	326
Cash, cash equivalents and bank overdrafts	11	—	11
Borrowings	(366)	—	(366)
Payables and provisions	(487)	(1)	(488)
Deferred tax	(39)	(172)	(211)
Retirement benefit obligations	(15)	—	(15)

Total	(9)	537	528
Goodwill arising			781

Consideration			1,309

Satisfied by:
Cash			1,260
Deferred and contingent consideration			43
Directly attributable costs			6

Total consideration			1,309

The fair value adjustments shown above are provisional figures, being the best estimates currently available. Further adjustments to goodwill and other intangible fixed assets may be necessary when additional information becomes available.

Notes to the condensed interim financial information for the six months ended 31 January 2007
12	Acquisitions (continued)

A list of businesses acquired during the period, and the month of acquisition, is as follows:

Water Works Suppliers Inc.	August 2006
Palermo Supply Co., Inc. et al	August 2006
Lunts Heath Limited	August 2006
Sigmatec SAS	August 2006
United Automatic Heating Supply Ltd	September 2006
Morris Insulation Limited, et al	September 2006
DT Group A/S	September 2006
Atout K-RO	September 2006
Castle Group	October 2006
Northern Water Works Supply, Inc	October 2006
Murdock EDC Limited & Murdock Haworth Limited	October 2006
Helatukku Finland Oy	October 2006
Gulf Refrigeration Supply Inc.	October 2006
Kandall Fabricating & Supply Corporation KF Industries LLC	October 2006
Lee Window & Door Company	October 2006
Perfection Truss Company, Inc.	October 2006
Woodcote stavebni materialy, a.s.	October 2006
Adelgaard Byggeforum	October 2006
Hjalmars Tra AB	November 2006
Ditac SAS	November 2006
Kempsville Building Materials, Inc.	November 2006
Hudson Plumbing Supplies Limited	November 2006
Etablissements Pochon Felix	December 2006
Onda-Lay Pipe & Rental, Inc.	December 2006
T’N’T Sales , Inc. trading as Page’s Appliances	December 2006
Tonto Verde Construction, Inc. and Precision Forest Products, LLC	December 2006
Guntersville Fabrication and Sprinkler Co, Inc. and Guntersville Pipe and Supply	December 2006
R J Hosking Building Supplies Limited	December 2006
Kopex Groothandel in Sanitaire Installatie Artikelen BV et al	December 2006
Cal-Steam Supply, Inc	December 2006
Superbygg Kalaallit Nunaat A/S	January 2007
All these businesses are engaged in the distribution and supply of construction materials and services.
The acquisitions contributed £758 million to revenue, £39 million to trading profit and £28 million to the Group’s operating profit for the period between the date of acquisition and the balance sheet date.
If each acquisition had been completed on the first day of the financial year, Group revenue would have been £8,328 million and Group trading profit would have been £435 million.
13	Exchange rates

The results of overseas subsidiaries have been translated into sterling using average rates of exchange. The period end rates of exchange have been used to convert balance sheet amounts.

The average profit and loss account translation rate for the first six months was $1.9198 to the £1 compared to $1.7604 for the comparable period last year, a decrease of 8.3%, and €1.4850 to the £1 compared to €1.4619 a decrease of 1.6%. Should the exchange rates between the US$ and £, and the € and the £, remain at the 31 January 2007 spot rates ($1.9637 and €1.5065) then the averages for the year as a whole would be $1.9401 and €1.4949 and this would have the effect of decreasing revenue and trading profit for the first half by £50 million and £3 million, respectively.

Independent review report to Wolseley plc
Introduction
We have been instructed by the company to review the financial information for the six months ended 31 January 2007 which comprises the consolidated interim balance sheet as at 31 January 2007 and the related consolidated interim statements of income, cash flows statement, statement of recognised income and expense for the six months then ended and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.
Directors’ responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.
This interim report has been prepared in accordance with the basis set out in Note 1.
Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 January 2007.
PricewaterhouseCoopers LLP
Chartered Accountants
London
19 March 2007
Notes:

(a)	The maintenance and integrity of the Wolseley plc web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the web site.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.
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